UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 6, 2009

Commission file number: 1-10024

BKF CAPITAL GROUP INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	36-0767530
-----------------------------	-----------------
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 North Federal Highway, Suite 201 Boca Raton, FL. 33432

(Address of Principal Executive Office) (Zip Code)

(561) 362-4199

(Registrant's telephone number including area code)

One Rockefeller Plaza, New York, New York 10020

(Former Address of Principal Executive Office)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any of the
following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR
    230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR
    240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange
    Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange
    Act (17 CFR 240.13e-4(c))

Section 1– Registrant's Business and Operations.

Item 1.01 Entry into a Material Definitive Agreement.

      Effective January 1, 2009, the BKF Capital Group, Inc. (the "Company") relocated its offices to 1 North Federal Highway, Suite 201, Boca Raton, Florida 33421 (the "Premises"). The Company's telephone number is (561) 362-4199. The Company occupies the Premises pursuant to a Sublease, dated January 1, 2009 (the "Sublease"), by and between the Company and 1st United, LLC, a Florida limited liability company. Pursuant to the Sublease, during the period January 1, 2009 and December 31, 2011 the Company occupies the Premises, which is approximately 2,027 square feet, at a base rent of $28,378, $30,405, and $32,432 for the first, second and third year, respectively, plus additional rent, including, operating expense and taxes. On January 22, 2009, the Company received a signed copy of the Sublease executed by 1st United, LLC. A copy of the form Sublease is attached hereto as an Exhibit.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

      (c) Exhibits.

      The following Exhibits are hereby filed as part of this Current Report on Form 8-K:

Exhibit

10.36   Copy of form Sublease, dated January 1, 2009, by and between BKF
       Capital Group, Inc. and 1st United, LLC.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, BKF Capital Group, Inc. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 22, 2009

                         BKF CAPITAL GROUP, INC.
                         (Registrant)

                    By: /s/ STEVEN N. BRONSON

                        Steven N. Bronson, President